# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROYALAND CO LTD., CIK 0001924064
CUSIP: G7711M109
Title of class of securities: Class B Common Shares, $0.0002 par value per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, Bermuda (D0), HM11
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002014243

## Reporting persons
- BaseStones, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 320,000; shared voting power 0; sole dispositive power 320,000; shared dispositive power 0; aggregate amount beneficially owned 320,000 (7.2% of the class)
- Mohammad Jawad Ansari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 320,000; shared voting power 0; sole dispositive power 320,000; shared dispositive power 0; aggregate amount beneficially owned 320,000 (7.2% of the class)

## Item 1. Issuer
Name of issuer: ROYALAND CO LTD.
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by BaseStones, Inc., a Nevada corporation, and Mohammad Jawad Ansari, an individual (each, a "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of BaseStones, Inc. is 1901 Avenue of the Stars, #200, Los Angeles, CA 90067. The residence of Mohammad Jawad Ansari is 24347 Sunnycrest Ct., Diamond Bar, CA 91765.
Citizenship:
BaseStones, Inc. is a Nevada corporation.
Mohammad Jawad Ansari is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: BaseStones, Inc. is the record holder of 320,000 Class B Common Shares of the Issuer. Mohammad Jawad Ansari is the President of BaseStones, Inc. and has sole voting and dispositive power over the shares held by it. As a result, Mohammad Jawad Ansari is deemed to beneficially own the shares held by BaseStones, Inc.
Percent of class: The 320,000 Class B Common Shares beneficially owned by each Reporting Person represented approximately 7.2% of the Issuer's outstanding Class B Common Shares based on 4,475,000 Class B Common Shares outstanding as of December 31, 2024.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BaseStones, Inc.: /s/ Mohammad Jawad Ansari, Mohammad Jawad Ansari / President (02/07/2025)
- Mohammad Jawad Ansari: /s/ Mohammad Jawad Ansari, Mohammad Jawad Ansari (02/07/2025)